July 31, 2009

Yolanda Crittendon
Staff Accountant
DIVISION OF CORPORATION FINANCE – Mail Stop 4561
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C. 20549

Re:	Force Fuels, Inc.
Form 10-K/A for the year ended July 31, 2008
Filed on June 5, 2009
Form 10-Q/A for the quarter ended October 31, 2008
Filed on June 5, 2009
Form 10-Q for the quarter ended January 31, 2009
Filed on June 10, 2009
Form 10-Q for the quarter ended April 30, 2009
Filed on June 16, 2009
File No. 000-049993

Dear Ms. Crittendon:

On behalf of Force Fuels, Inc. (the “Company”), I am responding to the comments, contained in your letter dated June 26, 2009, which are set forth verbatim below.

Form 10-K/A for the year ended July 31, 2009

Item 9AT - Controls and Procedures

Disclosure Controls and Procedures, page 4

1.        We have read and considered your response to comment two.  Please refer to the Form 10-K/A for the year ended July 31, 2008, Form 10-Q/A for the quarter ended October 31, 2008, and the form 10-Q for the quarters ended January 31, 2009 and April 30,2009.  We note that your disclosure controls and procedures were deemed ineffective as of July 31, 2008, October 31, 2008, January 31, 2009, and April 30, 2009.  Please tell us the reasons that your disclosure controls and procedures were deemed ineffective.

The reasons that our disclosure controls and procedures are deemed ineffective are as follows:

The Company has not devoted resources internally to develop the disclosure controls and procedures due to the lack of financial resources and experience of management as well as other logistical issues.

The knowledge and expertise of management and the Company’s own accounting personnel responsible for financial reporting functions are less than adequate to ensure that information required to be disclosed in reports filed with the Commission is reported in a timely manner.

Our executive officers are located in offices separate from persons completing the primary accounting functions of the business and there is no accounting person on site where the executive officers are located.  As such, the officers do not necessarily communicate with accounting personnel with respect to material transactions and accounting for them on a timely basis.  As a result, those transactions may not find their way into the reports the Company files and submits with the Commission in a timely manner.

Furthermore, the Company is over reliant on outside expertise yet so far has had inadequate resources in order to consult outside expertise in order to adequately maintain proper disclosure controls and procedures.

Note 1 - Organization and Operations

Assignment and Contribution Agreement between the Company and ICE Conversions, Inc.,

2.        We read your response to comment four.  We note that you determined that this transaction represented the acquisition of an asset, the intellectual property right, instead of a business pursuant to EITF 98-3.  Tell us how you determined the accounting acquirer in accordance with paragraph 17 of SFAS 141.

This acquisition was accounted for as an acquisition of an intellectual property right valued at $430,000 representing (i) an aggregate cash payment of $400,000 from the Company to ICE, $100,000 on or before March 15, 2009 and $300,000 on or before June 15, 2009 and (ii) the issuance of 1,000,000 shares of Common Stock to ICE valued at $0.03 per share or $30,000.

The management determined that this transaction represented the acquisition of an asset, the intellectual property right, instead of a business.  Pursuant to EITF 98-3, a business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.  The prototype and related intellectual property right which the Company acquired was a specific application of electric vehicle to Class 8 Tracking, a work in progress, and did not contain any of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from ICE Conversions, Inc.,  the transferor.

Paragraph 17 of SFAS 141 does not apply to the acquisition of assets since it was not a business combination.  However, we have recognized the valuation of the intangible asset in accordance with SFAS 142, Para 9, which states:

“An intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. General concepts related to the initial measurement of assets acquired in exchange transactions, including intangible assets, are provided in paragraphs 5–7 of Statement 141.  The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.  Intangible assets acquired in a business combination are initially recognized and measured in accordance with Statement 141.”

Based upon the above, we have recognized the value of the assets acquired at the fair value which we considered equivalent to the purchase price consideration of  $400,000.

3.        In addition, tell us how you determined that the acquisition should not have been accounted for as a recapitalization transaction given that Lawrence Weisdorn and Donald Hejmanowski both currently serve as officers and directors of ICE Conversions, Inc., the private company, and as a result of the acquisition they both hold a majority interest within the company.

The Company had issued 2,500,000 shares in May 2008, but the Company and Lawrence Weisdorn had agreed in July 2008 to cancel those shares in order that the Company would issue 1,000,000 shares to ICE Conversions, Inc.  To confirm the original understanding, and to correct any inadequacies in documenting the cancellation of those shares, the Company signed a rescission agreement with Lawrence Weisdorn’s on July 28, 2009 effective July 31, 2008, under which all of the shares issued to Lawrence Weisdorn were cancelled and therefore the ownership of Lawrence Weisdorn was reduced to zero.  The ownership of Lawrence Weisdorn, Donald Hejmanowski and ICE Conversions, Inc., which was 1,000,000 shares held by ICE Conversions, Inc., 1,200,000 shares held by Mr. Hejmanowski, and 0 held by Mr. Weisdorn, or approximately 42.5% of 5,182,763 outstanding shares, did not constitute control; and therefore, a reverse acquisition or recapitalization did not take place.

Note 2 - Summary of Significant Accounting Policies

Stock-based Compensation, page 14

4.        We have read and considered your response to comment seven.  We note that all transactions in which goods and services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.  To the extent employees receive shares of stock of the company in exchange for compensation for the goods and services that they provided, it is unclear of how your policy complies with paragraph 10 of SFAS 123(R) as it requires that the cost of services received from employees in exchange for awards of share-based compensation generally shall be measured based on the grant-date fair value of the equity instruments issued or on the fair value of the liabilities incurred.  Please advise.

We will revise our disclosure in future filings to make clear that we are valuing based upon the grant date fair value of the equity instruments.  We have determined the fair value of the shares to be $0.03 per share.

FORM 10-Q FOR THE NINE MONTHS ENDED APRIL 30, 2009

Item 4 - Controls and Procedures, page 2

5.        We note that your disclosure states that your Chief Executive Office evaluated your disclosure controls and procedures as of October 31, 2008.  Confirm to us whether the company’s management evaluated the company’s control and procedures as of April 30, 2009.

The Company’s management evaluated the Company’s controls and procedures as of April 30, 2009.  Management will amend Item 4 to reflect the proper date of April 30, 2009.

General

6.        Please provide, in writing a statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Company’s filings.  The Company further acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

FORCE FUELS, INC.

By:/s/ Lawrence Weisdorn
Lawrence Weisdorn
President, Chief Executive Officer
and Chief Financial Officer